MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

CONTENTS

1	Third Quarter 2018 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Review of Projects
6	Summarized Financial Results
7	Financial Instruments and Related Risks
8	Risks and Uncertainties
9	Non-GAAP Financial Measures
10	Critical Accounting Policies and Estimates
11	Internal Control over Financial Reporting and Disclosure Controls and Procedures
12	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A Q3 2018 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("we", "us", "our" or "SSR Mining") for the three and nine months ended September 30, 2018, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to CAD refer to Canadian dollars, and ARS to Argentine pesos. This MD&A has been prepared as of November 8, 2018, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2018.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2017, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 12 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 9 of this MD&A.

1.THIRD QUARTER 2018 HIGHLIGHTS

▪	Increased cash flow and earnings: More than doubled cash generated from operating activities from the prior quarter to $35.4 million and increased attributable net income to $0.05 per share.

▪	Increased production and lowered costs: Consolidated production increased to 94,808 gold equivalent ounces while achieving lower cash costs of $682 per equivalent payable ounce of gold sold.

▪	Enhanced scale at Marigold: Moved a record 21.3 million tonnes of material, a 33% quarterly increase, benefiting from four additional haul trucks that entered service as scheduled.

▪	Production growth at Marigold: Produced 58,459 ounces of gold, an 18% quarterly increase, at cash costs of $711 per payable ounce of gold sold.

▪	Record production and cash costs at the Seabee Gold Operation: Produced a record 27,831 ounces of gold at record low cash costs of $447 per payable ounce of gold sold.

▪
Chinchillas project remains on track: Achieved key milestones during the quarter, including successful test processing of Chinchillas ore and production of saleable concentrates. The project remains on budget and commercial production is expected by the end of the year.

▪	Maintained strong liquidity: Quarter-end cash balance of approximately $475 million and total liquidity of approximately $550 million including our undrawn revolving credit facility.

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2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 12. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.
Due to strong operating performance at Marigold and Seabee through the nine-month period of 2018 and ore scheduling at Puna Operations, we are improving and revising certain guidance metrics.

At the Marigold mine, annual cash cost guidance is reduced for the second time this year and is now expected to total between $715 and $735 per payable ounce of gold sold, a $25 per ounce reduction from original guidance. Annual production guidance narrows to between 195,000 and 205,000 gold ounces, reflecting the faster leaching kinetics that benefited the third quarter. Additionally, strong ore delivery reduces annual capitalized stripping guidance to $10 million from $15 million.

At Seabee Gold Operation, annual production guidance increased to between 90,000 and 95,000 gold ounces, an approximate 4,000 gold ounce increase reflecting higher grades of ore milled. Annual cash cost guidance is also reduced for the second time this year to between $535 and $560 per payable ounce of gold sold, firmly positioning Seabee as a low cost gold producer.

With the Chinchillas open pit progressing toward sustained ore delivery to the Pirquitas mill in the fourth quarter and considering results of stockpiled ore processed through the third quarter, annual silver production guidance is being narrowed, annual zinc production guidance increased and annual lead production guidance reduced. Sustaining capital expenditures and capitalized stripping guidance for 2018 is also reduced to $8 million and $2 million, respectively.

Remaining operating guidance is unchanged.

For the full year 2018, we now expect:

Operating Guidance (4)		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	195,000 - 205,000	90,000 - 95,000	—
Silver Production	Moz	—	—	3.0 - 3.5
Silver Production (attributable) (5)	Moz	—	—	2.3 - 2.6
Lead Production	Mlb	—	—	1.5 - 2.0
Lead Production (attributable) (5)	Mlb	—	—	1.1 - 1.5
Zinc Production	Mlb	—	—	9.0 - 10.0
Zinc Production (attributable) (5)	Mlb	—	—	6.7 - 7.5
Cash Costs per Payable Ounce Sold (1)	$/oz	715 - 735	535 - 560	12.50 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	8
Capitalized Stripping / Capitalized Development	$M	10	9	2
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 9.

(2)
Sustaining capital expenditures for the Marigold mine exclude $22 million for four additional haul trucks as announced in our news release dated February 22, 2018, and for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

(5)	Figures are on a 75% attributable basis.

SSR Mining Inc.	MD&A Q3 2018 | 4

3.	BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75%-owned Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $475 million in cash and cash equivalents as at September 30, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

As of June 30, 2018, we sold our remaining position of 9.0 million Pretium Resources Inc. ("Pretium") common shares for pre-tax cash proceeds of approximately $63.4 million and no longer hold any Pretium shares.

On July 6, 2018, we entered into a credit agreement with Golden Arrow Resources Corporation ("Golden Arrow"), pursuant to which we provided Golden Arrow with a two-year non-revolving term loan in an aggregate principal amount equal to $10.0 million.

Market overview

Metal prices

In the third quarter of 2018, the average gold price of $1,213 per ounce declined from the average gold price of $1,306 per ounce in the second quarter of 2018. The comparative average silver price over the same periods was $14.99 per ounce and $16.53 per ounce,respectively. Gold and silver prices trended downward during the quarter and closed at $1,187 per ounce and $14.31 per ounce, respectively, on September 28, 2018. Our realized gold sales price for the third quarter of $1,208 per ounce was 7% less than for the second quarter.

The principal factor that negatively impacted precious metals prices in the third quarter was a strengthening U.S. dollar that was supported by the U.S. Federal Reserve’s interest rate increases and outlook for further increases. The U.S. Federal Reserve raised its benchmark Feds Fund Target rate by 0.25% in September and has signaled more increases are forthcoming. Other central banks around the globe are not following the U.S. Federal Reserve’s lead with interest rate spreads between the U.S. and most developed countries widening and thus supporting the strength of the U.S. dollar.

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Currency and commodity markets

During the third quarter, the CAD averaged approximately 1.31 CAD per 1 USD, comparable with the second quarter of 2018, and closed at 1.29 CAD per 1 USD on September 28, 2018. Our exposure to the CAD is significant due to our Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of its CAD operating costs through 2020.

The ARS weakened by 36% in the third quarter of 2018, closing at an all-time high of 41.25 ARS per 1 USD on September 28, 2018. The extraordinary decline in the value of the ARS was triggered by the investment community’s lack of confidence in the Argentine government’s ability to fund its current account deficit. Reduced subsidies and a weakening currency has fueled inflation. In August, the Argentine government negotiated a $57 billion standby financing with the International Monetary Fund which calls for domestic tax revenue increases and spending cuts. While a weaker currency is positive for our Argentine operating costs, we expect the high inflation rates in Argentina to somewhat offset the benefits of the devaluation of the currency. The weakening ARS also has a positive impact on our outstanding moratorium liability which is denominated in ARS, but such positive impact is partially offset by the negative impact it has on our value added tax ("VAT") receivable balances.

West Texas Intermediate oil prices were on average 1.5% higher in the third quarter of 2018 than in the second quarter of 2018. The third quarter average price was $68.80 per barrel and the quarter-end closing price was $73.06 per barrel. Oil prices were supported by strong global economic growth, on-going Organization of the Petroleum Exporting Countries production quotas and sanctions placed on Iran by the U.S. government. Diesel, a product of oil, is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We have hedged a portion of our diesel usage to manage price risk of this consumable through 2019.

Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data (1)
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	115,033	106,005	316,963	340,892
Income from mine operations	21,875	22,522	60,309	92,073
Gross margin (%)	19	21	19	27
Operating income	10,220	10,393	26,834	81,395
Net income	2,228	1,821	2,513	54,616
Basic attributable income per share	0.05	0.01	0.08	0.45
Adjusted attributable income before tax	14,025	4,225	33,813	39,907
Adjusted attributable net income	10,781	4,360	28,513	34,381
Adjusted basic attributable income per share	0.09	0.04	0.24	0.29
Cash generated by operating activities	35,374	30,292	63,513	99,550
Cash (used in) generated by investing activities	(56,021)	38,570	(52,903)	(5,861)
Cash generated by financing activities	2,449	1,774	8,613	2,659

Financial Position	September 30, 2018		December 31, 2017
Cash and cash equivalents		474,511		459,864
Marketable securities		6,714		114,001
Current assets		731,559		799,597
Current liabilities		82,111		71,466
Working capital		649,448		728,131
Total assets		1,503,717		1,537,454

(1)
We report non-GAAP financial measures, including gross margin, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. See "Non-GAAP Financial Measures" in Section 9.

SSR Mining Inc.	MD&A Q3 2018 | 6

Quarterly financial summary

Revenue in the third quarter of 2018 increased by 9% relative to the comparative quarter of 2017 due to increases at both the Marigold mine and Seabee Gold Operation which more than offset a decrease at Puna Operations and lower metal prices.

Income from mine operations in the third quarter of 2018 generated a gross margin of 19%, lower than the 21% margin in the third quarter of 2017. Relative to the comparative prior year quarter, the Seabee Gold Operation generated significantly higher income from mine operations at lower costs, while Puna Operations generated a loss from mine operations, due to higher costs as we processed lower grade stockpiles.

Net income in the third quarter was negatively impacted by an elevated effective tax rate due principally to the initial recognition of a deferred tax liability of $2.6 million for Puna Operations arising primarily from the impact of the devaluation of the ARS upon the tax basis. There was an offsetting recovery of $1.1 million in the period related to the re-organization in Argentina due to favourable foreign exchange between the previous period when the tax liability was recognized and the tax was paid.

Cash generated by operating activities in the quarter was $35.4 million compared to $30.3 million in the third quarter of 2017. Higher gold sales from both the Seabee Gold Operation and Marigold mine were partially offset by lower silver sales from Puna Operations. Seabee Gold Operation reported record low cash costs, while cash costs at the Marigold mine and Puna Operations were higher than the comparative period.

We used $56.0 million in investing activities in the third quarter of 2018 compared to cash generated by investing activities of $38.6 million in the third quarter of 2017. In the third quarter of 2018, we funded certain investments in our business including $37.0 million in property, plant and equipment and $13.6 million in the Chinchillas project. We received $2.4 million from our joint venture partner for its share of the development costs of the Chinchillas project. Cash and cash equivalents were $474.5 million at quarter-end.

Year-to-date financial summary

The 7% decrease in revenue for the nine months of 2018 compared to the nine months of 2017 was due to a 9% decrease in equivalent payable gold ounces sold, partially offset by higher realized gold prices. The decrease in equivalent payable gold ounces sold was due to lower silver ounces sold from Puna Operations, as lower grade ore was processed, which was partially offset by higher gold ounces sold from the Seabee Gold Operation.

Income from mine operations in the nine months of 2018 generated a gross margin of 19%, compared to the 27% margin in the nine months of 2017 as higher cost of sales at both the Marigold mine and Puna Operations was partially offset by higher gold prices, and lower cost of sales at the Seabee Gold Operation. In the nine months of 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales, thereby increasing income from mine operations.

Net income for the nine months of 2018 was negatively impacted by an elevated effective tax rate due to both a $4.7 million tax expense related to the Argentine re-organization recorded in the second quarter of 2018, and the initial recognition of a deferred tax liability of $2.6 million for Puna Operations arising primarily from the impact of the devaluation of the ARS upon the tax basis. Net income for the nine months of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Cash generated by operating activities in the nine months of 2018 decreased to $63.5 million compared to $99.6 million in the nine months of 2017. Lower sales combined with higher unit costs both at Puna Operations and the Marigold mine were partially offset by higher sales and lower unit costs at the Seabee Gold Operation. We used $52.9 million from investing activities in the nine months of 2018 compared to the use of $5.9 million in the nine months of 2017. In the nine months of 2018, we received $63.4 million from the sale of our remaining common shares of Pretium which was more than offset by investments in our business including $57.2 million in property, plant and equipment and $41.4 million in the Chinchillas project. We received $6.4 million from our joint venture partner for its share of the development costs of the Chinchillas project over this period.

SSR Mining Inc.	MD&A Q3 2018 | 7

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our 75% interest in Puna Operations, which comprises the Pirquitas and the Chinchillas properties. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	September 30 2018	June 30 2018	March 31 2018	December 31 2017	September 30 2017
Consolidated production and sales:
Gold produced (oz)	86,290	73,018	66,677	76,995	56,757
Silver produced ('000 oz)	666	954	938	1,169	1,541
Silver produced (attributable) ('000 oz) (1)	500	716	704	877	1,156
Lead produced ('000 lb) (2)	372	—	—	—	—
Lead produced (attributable) ('000 lb) (1,2)	279	—	—	—	—
Zinc produced ('000 lb) (3)	3,241	1,521	—	—	—
Zinc produced (attributable) ('000 lb) (1,3)	2,431	1,141	—	—	—

Gold sold (oz)	88,787	67,156	62,090	75,389	60,616
Silver sold ('000 oz)	623	1,142	1,064	820	2,076
Silver sold (attributable) ('000 oz) (1)	467	857	798	615	1,557
Zinc sold ('000 lb) (3)	383	—	—	—	—
Zinc sold (attributable) ('000 lb) (1,3)	287	—	—	—	—

Cash costs ($/oz) - payable gold from Marigold mine (4)	711	700	720	699	684
Cash costs ($/oz) - payable gold from Seabee Gold Operation (4)	447	616	481	605	634
Cash costs ($/oz) - payable silver from Puna Operations (4)	17.41	14.73	17.07	16.36	12.76

Gold equivalent production (oz) (5)	94,808	85,082	78,483	92,594	77,105
Gold equivalent production (attributable) (oz) (1,5)	92,685	82,072	75,538	88,698	72,022

Realized gold price ($/oz) (4)	1,208	1,304	1,334	1,271	1,270
Realized silver price ($/oz) (4)	15.45	16.49	16.79	16.96	16.77

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (4,5)	682	758	766	737	757
AISC per equivalent gold ounce sold ($/oz) (4,5)	978	1,121	1,115	1,008	1,024

Financial data ($000s)
Revenue	115,033	104,028	97,902	107,881	106,005
Income from mine operations	21,875	21,203	17,231	21,190	22,522

(1)	Figures are on a 75% basis for attributable production and sales at Puna Operations.

(2)	Data for lead production relates only to lead in lead-silver concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized metal prices, cash costs, and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statements of Income, please refer to “Non-GAAP Financial Measures” in Section 9.

(5)
Gold equivalent ounces have been calculated using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the relevant mine. Zinc production is not included in gold equivalent ounces produced.

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Marigold mine, U.S.

	Three months ended
Operating data	September 30 2018	June 30 2018	March 31 2018	December 31 2017	September 30 2017
Total material mined (kt)	21,284	15,958	16,150	13,979	20,311
Waste removed (kt)	14,411	8,083	9,052	8,136	13,149
Total ore stacked (kt)	6,873	7,875	7,099	5,843	7,162
Strip ratio	2.1	1.0	1.3	1.4	1.8
Mining cost ($/t mined)	1.51	1.92	1.80	1.98	1.52
Gold stacked grade (g/t)	0.32	0.42	0.37	0.37	0.31
Processing cost ($/t processed)	1.12	0.86	0.93	1.08	0.89
Gold recovery (%)	72.3	74.4	73.6	74.0	72.0
General and admin costs ($/t processed)	0.50	0.41	0.42	0.51	0.40

Gold produced (oz)	58,459	49,436	42,960	52,768	38,699
Gold sold (oz)	59,612	46,644	42,078	51,420	38,818

Realized gold price ($/oz) (1)	1,207	1,304	1,331	1,269	1,270

Cash costs ($/oz) (1)	711	700	720	699	684
AISC ($/oz) (1)	965	981	954	1,001	979

Financial data ($000s)
Revenue	71,848	60,752	55,880	65,217	49,395
Income from mine operations	13,254	14,670	12,312	12,777	11,189
Capital expenditures (2)	25,461	14,481	4,665	8,194	3,855
Capitalized stripping	2,529	850	2,902	5,712	6,056
Exploration expenditures (3)	2,956	3,243	1,914	1,208	1,130

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statements of Income, please refer to “Non-GAAP Financial Measures” in Section 9.

(2)	Includes expansion capital expenditures of $16.1 million for the three months ended September 30, 2018 ($5.9 for the three months ended June 30, 2018 and $nil for the previous three quarters).

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the third quarter of 2018, the Marigold mine produced 58,459 ounces of gold, an 18% quarterly increase, benefiting from the record ore tonnes stacked in the second quarter.

During the quarter, a record 21.3 million tonnes of material were mined, a 33% increase compared to the second quarter, due to four additional haul trucks that entered service during the quarter, shorter haul distances and improved equipment availabilities.

Approximately 6.9 million tonnes of ore were delivered to the heap leach pads, at a gold grade of 0.32 g/t. This compares to 7.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the second quarter of 2018. The strip ratio was 2.1:1 for the quarter.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

Cash costs, which include all costs of inventory, refining costs and royalties, of $711 per payable ounce of gold sold in the third quarter of 2018 were in line with the previous quarter. Mining costs of $1.51 per tonne in the third quarter of 2018 were 21% lower than in the previous quarter primarily due to 33% more tonnes mined. Processing and general administrative unit costs were 30% and 22% higher, respectively, in the third quarter than in the second quarter due to lower ore tonnes stacked.

AISC per payable ounce of gold sold decreased in the third quarter of 2018 to $965 from $981 in the second quarter due to lower sustaining capital expenditures per payable ounce sold, which more than offset higher cash costs and capitalized stripping per payable ounce sold for the quarter.

Mine sales

A total of 59,612 ounces of gold were sold at an average realized price of $1,207 per ounce during the third quarter of 2018, an increase of 28% from the 46,644 ounces of gold sold at an average realized price of $1,304 per ounce during the second quarter of 2018.

Exploration

The main focus of our 2018 exploration program has been to conduct infill drilling of the Red Dot resource area and to explore higher grade structural zones within phases of the Mackay pit. During the third quarter, we completed a total of 76 reverse circulation drillholes for 26,961 meters at Red Dot and within the Mackay pit. Through the first nine months of 2018, we have completed 199 drillholes for 72,017 meters.

During the third quarter at Red Dot and Mackay, we received results from 44 holes that together with earlier drilling, increases our confidence that a portion of the Red Dot Inferred Mineral Resources will be upgraded at year-end 2018. If the current Inferred Mineral Resources upgrade work is successful, the upgraded Mineral Resources will be subject to additional geotechnical drilling and engineering during the first half of 2019, with the goal of declaring a Mineral Reserve at Red Dot, and also an updated mine plan, by mid-year 2019.

During the fourth quarter of 2018, we will complete the Red Dot exploration and infill drilling program and continue exploration drilling of the higher-grade structures in the Mackay Phase 5 area.

SSR Mining Inc.	MD&A Q3 2018 | 10

Seabee Gold Operation, Canada

	Three months ended
Operating data	September 30 2018	June 30 2018	March 31 2018	December 31 2017	September 30 2017
Total ore milled (t)	88,273	84,010	93,269	89,237	84,315
Ore milled per day (t/day)	959	923	1,036	970	916
Gold mill feed grade (g/t)	9.52	7.95	8.95	8.89	7.03
Mining costs ($/t mined)	48	60	59	66	74
Processing costs ($/t processed)	26	27	21	24	22
Gold recovery (%)	97.1	97.3	97.4	97.4	97.2
General and admin costs ($/t processed)	47	62	53	61	53

Gold produced (oz)	27,831	23,582	23,717	24,227	18,058
Gold sold (oz) (1)	29,175	20,512	20,012	23,969	21,798

Realized gold price ($/oz) (2)	1,210	1,306	1,340	1,276	1,269

Cash costs ($/oz) (2)	447	616	481	605	634
AISC ($/oz) (2)	596	854	896	776	775

Financial data ($000s)
Revenue	35,270	26,706	26,789	30,571	27,652
Income from mine operations	11,061	5,703	6,672	2,923	3,643
Capital expenditures	968	1,035	4,426	920	799
Capitalized development	1,812	2,069	2,283	2,301	1,314
Exploration expenditures (3)	2,860	2,745	2,032	1,187	1,253

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statements of Income, please refer to “Non-GAAP Financial Measures” in Section 9.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced a record 27,831 ounces of gold in the third quarter, a quarterly increase of 18%, driven by higher average mill feed grade and increased mill throughput.

The mill achieved an average throughput of 959 tonnes per day, a 4% quarterly increase reflecting a higher mining rate at the Santoy mine. Gold recovery for the quarter remained consistent at 97.1%.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $447 in the third quarter of 2018, 27% lower than the $616 recorded in the second quarter of 2018. Lower cash costs were primarily the result of higher tonnes milled at higher grades, while we incurred total operating costs that were comparable to the prior quarter. Mining costs per tonne mined were $48 in the third quarter of 2018, lower than the previous quarter of $60 due to higher tonnes of material mined. Processing costs per tonne remained comparable to the prior quarter, while general and administrative unit costs decreased by 24% in the third quarter of 2018 compared to the second quarter of 2018, due to higher tonnes milled.

AISC per payable ounce of gold sold were $596 in the third quarter of 2018, lower than the $854 in the second quarter of 2018, primarily due to lower cash costs and lower underground capital development and capital expenditures per payable ounce sold.

Mine sales

A total of 29,175 ounces of gold were sold at an average realized price of $1,210 per ounce during the third quarter of 2018, compared to 20,512 ounces of gold sold in the second quarter of 2018, at an average realized price of $1,306 per ounce.

Exploration

For 2018, the Seabee Gold Operation has planned 45,000 meters of underground drilling and 20,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves in the Santoy mine area. In the third quarter of 2018, in the Santoy mine area, we completed 14,577 meters of underground drilling and 13,539 meters of surface drilling in 59 and 58 drillholes, respectively. Our surface and underground drill programs focused on three targets for the third quarter, including Santoy Gap hanging wall ("HW"), the Santoy 8A area and Santoy Gap. Results at Santoy Gap HW confirm a discovery close to existing infrastructure that we expect to contribute new, additional Inferred Mineral Resources at year-end. Results have been positive and increase our confidence that the majority of the Santoy 8A area will be upgraded in classification, providing additional Mineral Reserves at year-end 2018.

Surface exploration drilling in the third quarter of 2018 focused on two areas including Santoy 8A East, with 1,113 meters in two drillholes, and the Fisher project, with 1,866 meters completed in four drillholes. Our activities in the quarter shifted from drilling to completing field-based programs of mapping, continued overburden geochemical surveys of soils and tills, prospecting, and drill testing of first pass targets on the extension of the Santoy shear zone identified along the length of the Fisher project. Mapping and prospecting on Fisher has identified new gold bearing shear zone quartz vein targets, and first pass drill results have been returned with anomalous gold values. We continue to be encouraged by the potential of this early stage property.

Activities in the fourth quarter will focus on continuing the conversion drilling from underground on the Santoy Gap and Santoy 8A targets, resource definition drilling on Santoy Gap HW, and advancing our surface exploration programs on Fisher. Surface drilling activity in the fourth quarter will also take place at Santoy 8A East.

SSR Mining Inc.	MD&A Q3 2018 | 12

Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	September 30 2018	June 30 2018	March 31 2018	December 31 2017	September 30 2017
Ore milled (kt)	308	396	373	442	461
Silver mill feed grade (g/t)	96	110	115	125	153
Zinc mill feed grade (%)	1.25	0.71	—	—	—
Processing costs ($/t milled)	20.87	17.26	15.34	13.53	11.92
Silver recovery (%)	69.9	68.1	67.7	66.0	67.8
Zinc recovery (%)	38.1	31.5	—	—	—
General and admin costs ($/t milled)	7.98	7.07	6.33	5.74	4.81

Silver produced ('000 oz)	666	954	938	1,169	1,541
Silver produced (attributable) ('000 oz) (1)	500	716	704	877	1,156
Lead produced ('000 lb) (2)	372	—	—	—	—
Lead produced (attributable) ('000 lb) (1,2)	279	—	—	—	—
Zinc produced ('000 lb) (3)	3,241	1,521	—	—	—
Zinc produced (attributable) ('000 lb) (1,3)	2,431	1,141	—	—	—
Silver sold ('000 oz)	623	1,142	1,064	820	2,076
Silver sold (attributable) ('000 oz) (1)	467	857	798	615	1,557
Zinc sold ('000 lb) (3)	383	—	—	—	—
Zinc sold (attributable) ('000 lb) (1,3)	287	—	—	—	—

Realized silver price ($/oz) (4)	15.45	16.49	16.79	16.96	16.77

Cash costs ($/oz) (4,5,6)	17.41	14.73	17.07	16.36	12.76
AISC ($/oz) (4,6)	22.39	17.66	18.37	18.30	13.56

Financial Data ($000s)
Revenue	7,915	16,570	15,233	12,093	28,958
(Loss) income from mine operations	(2,440)	830	(1,753)	5,490	7,690
Capital expenditures (7)	2,390	2,652	789	917	1,006
Exploration expenditures (7)	6	429	6	—	—

(1)	Figures are on a 75% attributable basis.

(2)	Data for lead production relates only to lead in lead-silver concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized metal prices, cash costs and all-in sustaining cost ("AISC") per payable ounce of precious metal sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Interim Statements of Income, please refer to “Non-GAAP Financial Measures” in Section 9.

(5)	Zinc revenue is treated as a by-product credit in cash costs and AISC. Refer to "Non-GAAP Financial Measures" in Section 9 of our MD&A.

(6)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $nil for the three months ended September 30, 2018 (June 30, 2018 - $nil, March 31, 2018 - $5.75, December 31, 2017 - $5.30, September 30, 2017 - $5.20).

(7)	Does not include exploration or development of the Chinchillas project.

Mine production

During the third quarter of 2018, Puna Operations produced 0.7 million ounces of silver and 3.2 million pounds of zinc, reflecting a shift to processing stockpiles with higher zinc content.

Ore was milled at an average rate of 3,348 tonnes per day in the third quarter, 23% below the second quarter, due to planned major mill maintenance occurring in July and test processing of Chinchillas ore. Ore milled in the third quarter contained an average silver grade of 96 g/t, 13% lower than the 110 g/t average silver grade in the second quarter,

SSR Mining Inc.	MD&A Q3 2018 | 13

consistent with processing of increasingly lower grade stockpiles. The average silver recovery in the third quarter was 70%, a 3% improvement compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.
Cash costs, which include costs of inventory, treatment and refining costs, provincial royalties, export duties and by-product credits, were $17.41 per payable ounce of silver sold in the third quarter of 2018, an increase from $14.73 per payable ounce of silver sold in the second quarter of 2018. Such increase was primarily due to lower production resulting from lower silver grade of the stockpiled ore processed. Zinc sales were significantly below production in the period and generated minimal by-product credits.
AISC per payable ounce of silver sold in the third quarter of 2018 were $22.39, 27% higher than $17.66 in the second quarter of 2018 due to higher cash costs and sustaining capital expenditures per payable ounce of silver sold compared to the second quarter.
During the third quarter, the Federal Government of Argentina instituted export duties on several goods, including metal concentrate exports. Effective September 3, 2018, the export of silver, lead and zinc concentrates were levied with an export duty of three Argentine Pesos per one U.S. dollar of export value. Such export duty is mandated to cease at the end of 2020.
Mine sales

Silver sales were 0.6 million ounces for the quarter, marginally lower than production. We re-commenced zinc concentrate sales during the third quarter, selling 0.4 million pounds of zinc with a ramp-up of zinc sales anticipated through the fourth quarter.

Exploration

There were no exploration activities during the third quarter at Puna Operations as we focused on commencing mining activities at Chinchillas. We continue to evaluate the results from the drill program conducted in the first half of 2018 on the Potosi vein extension for its potential to enhance our underground Mineral Resources.

Chinchillas project, Argentina

During the third quarter, pre-stripping activities at the Chinchillas project continued to advance, with approximately 2.1 million tonnes of waste and 0.3 million tonnes of ore mined. Approximately 73,000 tonnes of ore from the Chinchillas pit were delivered to the Pirquitas mill, of which approximately 39,000 tonnes were processed in two separate test runs as part of the project execution. The tests successfully validated metallurgical performance of the ore and produced saleable lead-silver and zinc concentrates. Data related to pre-commercial processing of ore from the Chinchillas pit is included in the table above.

Construction of the in-pit tailings disposal system advanced significantly, with welding of all carbon steel and HDPE piping to and from the pit completed, and all slurry pumps installed and aligned. Hydraulic testing is expected to be completed by the end of November 2018. All electrical and instrumentation cables were pulled between the tailings pumps and the electrical room and final connections will be completed for overall system commissioning in the fourth quarter. A final, key contract was also awarded for construction of water diversion structures around the Chinchillas pit. The fine ore stockpile dome near the Pirquitas mill was completed by the end of October 2018.

The Chinchillas to Pirquitas access road by-passes around three communities were completed, including road upgrades and water crossings. The power line upgrade between Chinchillas and Pirquitas was also completed and final connection to the Pirquitas power plant is planned for mid-November 2018, including energizing transformers at Chinchillas.

At the Chinchillas truck shop, internal floor slabs were completed and all structural steel erected allowing for the start of cladding installation during the quarter. The dining room and change house modules were also delivered to site and assembled, and the office/administration building commenced fabrication.

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Concurrent with sustainable ore delivery from the Chinchillas mine to the Pirquitas mill, we expect that commercial production will be achieved in the fourth quarter. Certain infrastructure and remaining road upgrades within the scope of the project will continue into the first quarter of 2019. The project remains on budget.

5.REVIEW OF PROJECTS

The SIB exploration project is located immediately south of the high-grade, past-producing Eskay Creek mine property in northwest British Columbia. During the third quarter, we completed our 2018 drill campaign of 9,134 meters of core drilling in 11 holes. Results received to date do not meet our expectations, as a result we plan to terminate this exploration earn-in agreement by year-end 2018.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2018			2017				2016
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenue	115,033	104,028	97,902	107,881	106,005	116,982	117,905	127,317

Gold equivalent payable ounces sold	96,337	80,937	74,922	85,883	86,930	97,039	94,576	113,308

Realized gold price ($/oz) (1)	1,208	1,304	1,334	1,271	1,270	1,263	1,220	1,243
Realized silver price ($/oz) (1)	15.45	16.49	16.79	16.96	16.77	17.31	17.35	17.14

Income from mine operations	21,875	21,203	17,231	21,190	22,522	29,462	40,089	27,456
Net income (loss) before tax	6,632	9,823	(806)	13,936	2,175	40,008	18,467	18,606
Net income (loss) after tax	2,228	2,607	(2,322)	16,850	1,821	37,747	15,047	12,132

Basic earnings (loss) per share attributable to our shareholders	0.05	0.04	(0.01)	0.14	0.01	0.31	0.13	0.10
Diluted earnings (loss) per share attributable to our shareholders	0.05	0.04	(0.01)	0.14	0.01	0.31	0.12	0.10

Cash and cash equivalents	474,511	493,642	472,901	459,864	424,025	353,530	340,585	327,127
Total assets	1,503,717	1,504,987	1,490,123	1,537,454	1,499,220	1,514,567	1,484,224	1,438,688
Working capital	649,448	671,967	685,731	728,131	684,077	677,811	688,237	559,934
Non-current financial liabilities	243,858	240,234	236,685	233,180	229,810	226,500	223,258	220,054

(1)
We report the non-GAAP financial measures of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 9.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices and sales volumes at our operations. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have generally fluctuated between $1,208 and $1,334 per payable ounce of gold sold and realized silver prices have generally fluctuated between $15.45 and $17.35 per payable ounce of silver sold. After trending firmer over the last 18 months, metal prices weakened towards the end of the second quarter of 2018 and continued weakening through the third quarter. Sales volumes have been impacted by generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation, and declining production at Puna Operations as the mine processes stockpiles while it transitions to production from the Chinchillas deposit.

Income from mine operations broadly follows the trend in revenue. Although gross margins reduced following the closure of Puna Operations' Pirquitas pit in early 2017, margins have remained stable since the second half of 2017. Certain periods have been impacted by non-cash adjustments. Notably, the fourth quarter of 2017 was positively impacted by a $6.3 million reversal of inventory provision as a result of the extended operational life for the Pirquitas plant due to

SSR Mining Inc.	MD&A Q3 2018 | 15

the formation of Puna Operations, and the first quarter of 2017 was positively impacted by the resolution of the export duty claim in Argentina, which resulted in a non-cash reduction to cost of sales of $4.3 million. Income from mine operations in the fourth quarter of 2016 was negatively affected by non-cash adjustments to inventory and VAT at the Pirquitas mine of $3.7 million, and by the recognition of a $5.7 million severance provision related to the Pirquitas mine closure.

Net income before and after income tax has fluctuated significantly over the past eight quarters, which has been heavily influenced by operating performance and impairment reversals and other adjustments. Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina and the second quarter of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its operating life extension following the formation of Puna Operations.

Three months ended September 30, 2018, compared to the three months ended September 30, 2017

Net income attributable to our shareholders for the three months ended September 30, 2018 was $6.4 million ($0.05 per share), compared to net income of $1.1 million ($0.01 per share) in the same period of 2017. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

In the three months ended September 30, 2018, we recognized total revenues of $115.0 million, compared to $106.0 million in the comparative period of 2017. This increase was primarily due to higher sales from the Marigold mine and Seabee Gold Operation, which more than offset lower sales at Puna Operations and lower metal prices.

▪
At the Marigold mine, we recognized revenues of $71.8 million in the third quarter of 2018 from the sale of 59,583 payable ounces of gold, at an average realized gold price of $1,207 per payable ounce sold. In the third quarter of 2017, revenues were $49.4 million from the sale of 38,797 payable ounces of gold at an average realized gold price of $1,270 per payable ounce sold.

▪
At the Seabee Gold Operation, we recognized revenues of $35.3 million in the third quarter of 2018 from the sale of 29,160 payable ounces of gold, at an average realized gold price of $1,210 per payable ounce sold. In the third quarter of 2017, revenues were $27.7 million from the sale of 21,787 payable ounces of gold at an average realized gold price of $1,269 per payable ounce sold.

▪
At Puna Operations, we recognized revenues of $7.9 million in the third quarter of 2018, lower than the $29.0 million in the same period in 2017. Sales volumes were lower as mining at the Pirquitas pit ceased in January 2017 and we are processing increasingly lower grade stockpiled ore. We sold 0.6 million payable ounces of silver in the third quarter of 2018, lower than the 2.0 million payable ounces of silver sold in the comparative period. In addition to lower sales, realized silver prices were also lower in the third quarter of 2018, which averaged $15.45 per payable ounce sold, excluding the impact of period-end price adjustments, compared to $16.77 per payable ounce sold in the same period of 2017. We also had a negative mark-to-market impact of $0.3 million in the third quarter of 2018 while we recorded a positive mark-to-market impact of $1.9 million in the same period in 2017. At September 30, 2018, sales contracts containing 0.4 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the third quarter of 2018 was $93.2 million, compared to the $83.5 million in the third quarter of 2017.

▪
At the Marigold mine, cost of sales in the third quarter of 2018 was $58.6 million, generating income from mine operations of $13.3 million, equal to a gross margin of 18.4%. This compares to cost of sales of $38.2 million in the third quarter of 2017, generating income from mine operations of $11.2 million, equal to a gross margin of 22.7%. The lower margin is principally due to a lower realized gold price in the current period.

SSR Mining Inc.	MD&A Q3 2018 | 16

▪
At the Seabee Gold Operation, cost of sales in the third quarter of 2018 was $24.2 million, generating income from operations of $11.1 million, equal to a gross margin of 31.4%. In the comparative period of 2017, cost of sales was $24.0 million, generating income from operations of $3.6 million, equal to a gross margin of 13.2%. The higher margin is mainly due to lower unit cost of inventory, which was partially offset by a lower realized gold price.

▪
At Puna Operations, cost of sales in the third quarter of 2018 was $10.4 million, resulting in loss from mine operations of $2.4 million, equal to a negative gross margin of 30.8%. This compared to cost of sales of $21.3 million in the third quarter of 2017, generating income from mine operations of $7.7 million, equal to a gross margin of 26.6%. The lower margin is mainly due to higher unit costs of inventory and a lower realized silver price in the current period.

Other operating costs

General and administrative expenses in the three months ended September 30, 2018 were $6.0 million compared to $7.0 million in the three months ended September 30, 2017. The decrease was primarily due to lower share-based compensation expense, which was partially offset by expenses incurred as a result of the re-organization of our business units in Argentina.

Exploration, evaluation and reclamation costs of $5.7 million for the three months ended September 30, 2018 were comparable to the $5.1 million for the three months ended September 30, 2017. The majority of expenditures in the third quarters of 2018 and 2017 related to greenfield exploration work performed at the Seabee Gold Operation and SIB project.

Non-operating items

During the third quarter of 2018, we recorded interest expense and other finance costs of $8.2 million compared to $9.4 million recorded in the third quarter of 2017. In each period, the interest expense was mainly attributable to our 2.875% convertible senior notes (the “Notes”). As part of the export duty moratorium settlement with the Argentine government, we also incurred interest expense of $1.2 million in the third quarter of 2018 and $2.5 million in the third quarter of 2017. The decrease was mainly due to devaluation of the ARS.

We recorded a foreign exchange gain for the three months ended September 30, 2018, of $2.2 million compared to $0.1 million in the three months ended September 30, 2017. Our main foreign exchange exposures are related to the ARS and CAD. During the current quarter, the gain resulted mainly from a significantly weaker ARS in which our moratorium liability is denominated, partially offset by the declining VAT balances as we continue with collection.

Taxation

For the three months ended September 30, 2018, we recorded an income tax expense of $4.4 million compared to $0.4 million in the three months ended September 30, 2017. The total income tax expense in the quarter consists of a current tax expense of $1.6 million and a deferred tax expense of $2.8 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, metal concentrate and gold sales activities in Canada and devaluation of the Argentine Peso impacting the tax basis for Puna Operations.  Offsets to the income tax expense items include the general and administrative expenses in Canada and a $1.1 million recovery of tax expense related to the reorganization in Argentina due to favourable foreign exchange between the previous period when the liability was recognized and the date the payment was made.

The income tax expense for the three months ended September 30, 2017 consists of a current tax recovery of $0.2 million and a deferred tax expense of $0.6 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada.

SSR Mining Inc.	MD&A Q3 2018 | 17

Other comprehensive income

During the third quarter of 2018, we recognized a gain, net of tax, of $1.9 million on marketable securities, compared to a loss of $9.5 million in the third quarter of 2017. The prior period change was primarily driven by valuation movements in our investment in Pretium, which we no longer hold.

Nine months ended September 30, 2018 compared to the nine months ended September 30, 2017

Net income attributed to our shareholders for the nine months ended September 30, 2018, was $9.9 million ($0.08 per share), compared to $53.4 million ($0.45 per share) in the same period of 2017. In the nine months ended September 30, 2018, we recognized $4.7 million tax expense relating to the Argentine re-organization. In the nine months ended September 30, 2017, we recognized a non-cash adjustment to cost of sales due to the resolution of the export duty claim in Argentina of $4.3 million and an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.
Revenue

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 9.

In the nine months ended September 30, 2018, we recognized total revenues of $317.0 million, compared to $340.9 million recognized in the comparative period of 2017. The decrease was due to lower silver sales from Puna Operations, which was partially offset by higher gold sales from the Seabee Gold Operation and the Marigold mine.

▪
At the Marigold mine, we recognized revenues of $188.4 million in the nine months ended September 30, 2018 from the sale of 148,256 payable ounces of gold at an average realized gold price of $1,272 per payable ounce sold. In the nine months ended September 30, 2017, revenues were $185.6 million from the sale of 148,695 payable ounces of gold at an average realized gold price of $1,248 per payable ounce sold.

▪
At the Seabee Gold Operation, we recognized revenues of $88.9 million in the nine months ended September 30, 2018 from the sale of 69,660 payable ounces of gold at an average realized gold price of $1,276 per payable ounce sold. In the nine months ended September 30, 2017, revenues were $77.8 million from the sale of 62,087 payable ounces of gold, at an average realized gold price of $1,253 per payable ounce sold.

▪
At Puna Operations, we recognized revenues of $39.7 million in the nine months ended September 30, 2018, from the sale of 2.7 million payable ounces of silver, at an average realized silver price of $16.32 per payable ounce sold. In the nine months ended September 30, 2017, revenues were $77.5 million from the sale of 5.0 million payable ounces of silver, at an average realized silver price of $17.12 per payable ounce sold. Sales volumes were lower as the Pirquitas mine ceased to operate in January 2017 and we are currently processing lower grade stockpiles ore. In addition, we also had a negative mark-to-market impact of $0.7 million for the nine months ended September 30, 2018, compared to a positive mark-to-market adjustment of $8.9 million for the comparative period in 2017. At September 30, 2018, sales contracts containing 0.4 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the nine months ended September 30, 2018, was $256.7 million, compared to $248.8 million in the comparative period in 2017. Consolidated cost of sales were higher in the current period due to higher volumes of gold sold from both the Marigold mine and Seabee Gold Operation, which more than offset lower volumes of silver sold from Puna Operations.

▪
At the Marigold mine, cost of sales in the nine months ended September 30, 2018, was $148.2 million, generating income from operations of $40.2 million, equal to a gross margin of 21.3%. This compared to cost of sales in the nine months ended September 30, 2017, of $131.7 million, generating income from mine operations of $53.9 million, equal to a gross margin of 29.0%. The decrease in gross margin is mainly due to higher unit costs of inventory, partially offset by higher average realized gold prices in 2018.

▪
At the Seabee Gold Operation, cost of sales in the nine months ended September 30, 2018, was $65.3 million, generating income from operation of $23.5 million, equal to a gross margin of 26.5%. In the comparative period

SSR Mining Inc.	MD&A Q3 2018 | 18

of 2017, cost of sales was $65.0 million, generating income from operations of $12.7 million, equal to a gross margin of 16.4%. The higher margin is mainly due to higher average realized gold prices and lower unit costs of inventory in 2018.

▪
At Puna Operations, cost of sales in the nine months ended September 30, 2018 was $43.1 million, resulting in a loss from operations of $3.4 million, equal to a negative gross margin of 8.5%. This compared to cost of sales in the nine months ended September 30, 2017 of $52.1 million, generating income from operations of $25.5 million, equal to a gross margin of 32.8%. The cost of sales in 2017 was positively affected by a non-cash impact of $4.3 million of export duties following the resolution of the export duty claim in Argentina. Excluding the effect of this non-cash impact, the gross margin was 27.7%. The lower margin in the current period was mainly due to higher unit costs of inventory and lower realized silver prices in the comparative period.

Other operating costs

General and administrative expenses in the nine months ended September 30, 2018 were $20.8 million compared to $18.2 million in the nine months ended September 30, 2017. This was primarily due to a one-time payroll cost.

Exploration, evaluation and reclamation costs of $12.6 million for the nine months ended September 30, 2018 were lower than the $16.8 million for the comparative period in 2017. A significant factor that caused the 2017 period to be higher was the re-measurement of the reclamation liability at the Pirquitas mine. The majority of expenditures in the nine months ended September 30, 2018 and 2017 related to greenfield exploration work performed at the Seabee Gold Operation and SIB project.

Non-operating items

During the nine months ended September 30, 2018, we recorded interest expense and other finance costs of $25.4 million compared to $25.7 million recorded in the nine months ended September 30, 2017. In each period, the interest expense is mainly attributable to the Notes. We also incurred interest expense of $4.9 million in the nine months ended September 30, 2018, as part of the export duty moratorium settlement in Argentina, and $5.3 million in the comparative period in 2017.

We recorded a foreign exchange gain for the nine months ended September 30, 2018, of $11.2 million compared to $3.8 million recorded in the nine months ended September 30, 2017. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in Argentina Pesos and Canadian dollars. This gain resulted mainly from a weaker ARS in which our moratorium liability is denominated, partially offset by the declining VAT receivable as we continue with its collection.

Taxation

For the nine months ended September 30, 2018, we recorded an income tax expense of $13.1 million compared to $6.0 million in the nine months ended September 30, 2017. The total income tax expense for the nine months ended September 30, 2018 consists of current tax expense of $7.7 million and deferred tax expense of $5.4 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, metal concentrate and gold sales activities in Canada, devaluation of the Argentine Peso impacting the tax basis for Puna Operations and current tax paid of $4.7 million related to the reorganization of the Argentina operations. Offsets to the income tax expense items include the general and administrative expenses in Canada.

The total income tax expense for the nine months ended September 30, 2017 consists of a current tax expense of $5.4 million and a deferred tax expense of $0.6 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and concentrates and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada, future income tax rate decrease at the Seabee Gold Operation and losses from the disposition of subsidiaries.

Other comprehensive income

During the nine months ended September 30, 2018, we recognized a loss, net of tax, of $39.8 million on marketable securities compared to a gain of $10.5 million in the comparative period of 2017. Such change was primarily driven by valuation movements in our investment in Pretium.

SSR Mining Inc.	MD&A Q3 2018 | 19

Financial Position and Liquidity

	As at September 30,	As at December 31,
	2018	2017
	$'000	$'000
Cash and cash equivalents	474,511	459,864
Working capital	649,448	728,131
Total assets	1,503,717	1,537,454
Non-current financial liabilities	243,858	233,180

Three months ended September 30,		Nine months ended September 30,
	2018	2018
	$'000	$'000
Cash generated by operating activities	35,374	63,513
Cash generated used in investing activities	(56,021)	(52,903)
Cash generated by financing activities	2,449	8,613

Liquidity

At September 30, 2018, we had $474.5 million of cash and cash equivalents, an increase of $14.6 million from December 31, 2017. For the nine months ended September 30, 2018, our cash generated from operating activities was $63.5 million, while $57.2 million was invested in plant and equipment, $6.3 million was invested in capitalized stripping and $6.2 million was invested in underground development. We also invested $41.4 million in the development of the Chinchillas project. We received $63.4 million from the sale of our remaining common shares of Pretium.

At September 30, 2018, our working capital position decreased to $649.4 million, which was a decrease of $78.7 million from $728.1 million at December 31, 2017, mainly due to the decline in the aggregate value of our common shares of Pretium which have now been sold. We manage our liquidity position with the objective of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at September 30, 2018, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our current cash and cash equivalents balance, $463.7 million was held in Canada and the United States. At September 30, 2018, we had $9.0 million cash in Argentina, which was mostly held in USD. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

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Our $75.0 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of September 30, 2018, we were in compliance with financial covenants in relation to our credit facility. Our Notes do not contain any financial covenants.

As at September 30, 2018, we had 120,233,151 common shares and 3,149,760 stock options outstanding which are exercisable into common shares at exercise prices ranging between $4.00 CAD and $24.41 CAD per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at November 8, 2018, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	120,249,779
Stock options	3,130,132	4.00 - 24.41	0.20 - 6.58
Other share-based compensation awards	592,900		0.40 - 9.40
Fully diluted	123,972,811

7. FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates, respectively. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

a)Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year will depend on the metal prices for gold, silver and, to a lesser extent zinc and lead, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.

The principal financial instruments that we hold which are impacted by commodity prices are our silver, and zinc concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one

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to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any precious metals as part of our overall corporate strategy.

We hedge a portion of our diesel consumption with the objective of securing future costs during this period of relatively lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2018.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2018.

(iii)  Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2018.

b)Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

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(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties and amounts payable by Golden Arrow under the Loan. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

A detailed discussion of our liquidity position as at September 30, 2018 is included in Section 6.

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8.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties.

9.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our Condensed Consolidated Interim Statements of Income to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

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	Q3	Q2	Q1	Q4	Q3
	2018	2018	2018	2017	2017
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	58,594	46,082	43,568	52,440	38,206
Add: Treatment and refining costs	58	122	114	205	38
Less: By-product revenue	(13)	(24)	(16)	(18)	(7)
Less: Depreciation, depletion and amortization	(16,266)	(13,539)	(13,372)	(16,687)	(11,699)
Cash costs	42,373	32,641	30,294	35,940	26,538
Sustaining capital expenditure	9,343	8,626	4,665	8,194	3,855
Exploration and evaluation costs (sustaining)	2,956	3,243	1,914	1,209	1,146
Reclamation cost	309	376	358	383	396
Capitalized stripping costs	2,529	850	2,902	5,712	6,056
AISC	57,510	45,736	40,133	51,438	37,991

Seabee Gold Operation
Cost of sales (B)	24,208	21,003	20,117	27,648	24,009
Add: Treatment and refining costs	40	41	39	31	34
Less: By-product revenue	(12)	(8)	(16)	—	(19)
Less: Inventory provision	—	—	—	(632)	—
Less: Depreciation, depletion and amortization	(11,216)	(8,411)	(10,513)	(12,551)	(10,210)
Cash costs	13,020	12,625	9,627	14,496	13,814
Sustaining capital expenditure	968	1,035	4,426	920	799
Capitalized development	1,812	2,069	2,283	2,302	1,314
Exploration and evaluation costs (sustaining)	1,557	1,749	1,551	848	915
Reclamation cost	33	34	34	35	45
AISC	17,390	17,512	17,921	18,601	16,887

Puna Operations (1)
Cost of sales (C)	10,355	15,740	16,986	6,603	21,268
Add: Treatment and refining costs	820	1,228	1,522	1,442	5,014
Add: Inventory reversal	—	—	—	6,342	—
Less: By-product revenue	(360)	—	—	—	—
Less: Restructuring recovery (costs)	—	—	—	(679)	1,105
Less: Depreciation, depletion and amortization	(478)	(870)	(1,053)	(809)	(1,928)
Cash costs	10,337	16,098	17,455	12,899	25,459
Sustaining capital expenditure	2,390	2,652	789	917	1,006
Reclamation cost	567	553	540	609	595
AISC	13,294	19,303	18,784	14,425	27,060

Cost of sales, per Consolidated Statement of Income (A+B+C)	93,157	82,825	80,671	86,691	83,483

AISC (total for all mines)	88,194	82,551	76,838	84,464	81,938
General and administrative costs	5,985	8,179	6,669	2,082	7,043
Consolidated AISC	94,179	90,730	83,507	86,546	88,981

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	Q3	Q2	Q1	Q4	Q3
	2018	2018	2018	2017	2017
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	59,583	46,618	42,055	51,399	38,797
Cash costs per payable gold ounce sold ($/oz)	711	700	720	699	684
AISC per payable gold ounce sold ($/oz)	965	981	954	1,001	979

Seabee Gold Operation
Payable ounces of gold sold (oz)	29,160	20,500	20,000	23,963	21,787
Cash costs per payable gold ounce sold ($/oz)	447	616	481	605	634
AISC per payable gold ounce sold ($/oz)	596	854	896	776	775

Puna Operations (1)
Payable ounces of silver sold (oz)	593,739	1,092,778	1,022,275	788,431	1,995,217
Cash costs per payable silver ounce sold ($/oz)	17.41	14.73	17.07	16.36	12.76
AISC per payable silver ounce sold ($/oz)	22.39	17.66	18.37	18.30	13.56

Realized gold price ($/oz)	1,208	1,304	1,334	1,271	1,270
Realized silver price ($/oz)	15.45	16.49	16.79	16.96	16.77

Precious metals equivalency
Total cash costs (for all metals)	65,730	61,364	57,376	63,335	65,811
Equivalent payable gold ounces sold (2)	96,337	80,937	74,922	85,883	86,930
Cash costs per equivalent payable gold ounce sold ($/oz)	682	758	766	737	757
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	978	1,121	1,115	1,008	1,024

(1) The data presented for Puna Operations is reported on a 100% basis.
(2) Gold equivalent ounces have been established using realized metal prices per payable ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc for Puna Operations as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is a non-GAAP measure calculated as the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Non-GAAP financial measures - adjusted net income attributable to our shareholders

We have included the non-GAAP financial performance measures of adjusted income before tax attributable to our shareholders, adjusted income tax expense, adjusted net income attributable to our shareholders and adjusted basic

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income per share attributable to our shareholders. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$000s	$000s	$000s	$000s

Income before income tax	6,632	2,175	15,649	60,651
Non-controlling interest loss (income)	4,146	(754)	7,352	(1,183)
Income before tax attributable to our shareholders	10,778	1,421	23,001	59,468

Adjusted for:
Non-cash finance income and expense	5,169	3,736	15,389	7,599
Impairment charges	—		—	(24,357)
Effect of resolution of export duty settlement	—	—	—	(4,303)
Effect of revaluation of reclamation provision	—	—	—	3,578
Non-cash foreign exchange gain	(2,242)	(2,019)	(11,607)	(4,341)
Other items	320	1,087	7,030	2,263
Adjusted income before tax attributable to our shareholders	14,025	4,225	33,813	39,907

Income tax expense per Consolidated Interim Statement of Income	(4,404)	(354)	(13,136)	(6,035)
Adjusted for:
Initial recognition of deferred tax in Argentina	2,649	—	2,649	—
Argentina reorganization	(1,050)	—	4,728	—
Change in prior period estimates	(439)	489	459	360
Tax effects of sale of mineral properties	—	—	—	1,907
Change in tax rate	—	—	—	(2,042)
Other items	—	—	—	284
Adjusted income tax expense	(3,244)	135	(5,300)	(5,526)

Adjusted net income attributable to our shareholders	10,781	4,360	28,513	34,381

Weighted average shares outstanding (000's)	120,233	119,591	120,064	119,512

Adjusted basic income per share attributable to our shareholders ($)	0.09	0.04	0.24	0.29

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10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of IFRS 15 Revenue from Contracts with Customer ("IFRS 15").

We have adopted all of the requirements of IFRS 15 as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer.

We concluded that there was no impact on the amount or timing of recognition of revenue with respect to doré or concentrate sales arrangements.

New Accounting Standards issued but not yet effective

In January 2016, the IASB issued IFRS 16 Leases ("IFRS 16"). The IASB provides a control model to the identification of leases, distinguishing between a lease and non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual reporting periods beginning January 1, 2019. Early application is permitted for companies that also apply IFRS 15.

We anticipate that the adoption of IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our statements of cash flows. We expect to identify and collect data relating to existing lease agreements during 2018.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2017.

11.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three and nine months ended September 30, 2018, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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12.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; production and cost guidance, future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; future interest rates; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; having sufficient liquidity to meet foreseeable corporate needs; the sufficiency of our current working capital, capital resources, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves, including (a) upgrading Inferred Mineral Resources at Red Dot at year end 2018 and the goal of declaring a Mineral Reserve at Red Dot by mid-2019, and (b) additional Inferred Resources at year end at Santoy and the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine; the potential to enhance underground Mineral Resources at Puna Operations; timing of production and production levels at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and focus of our exploration and development programs, expected timing of completion of construction milestones at the Puna Operations, including the expectation that the Chinchillas project will remain on budget and on schedule to support commercial production and sustained delivery of ore to the Pirquitas mill in the fourth quarter of 2018, the in-pit tailings disposal system will be commissioned in the fourth quarter of 2018, the power line upgrade between Chinchillas and Pirquitas will be connected to the Pirquitas power plant in mid-November 2018 and all buildings will be completed by the end of February 2019; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us, including the expected ramp up of zinc sales from Puna Operations in the fourth quarter of 2018; our ability to achieve our production guidance; the adoption of IFRS 16, its effects and the timing of related agreement data; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent

SSR Mining Inc.	MD&A Q3 2018 | 29

divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; inability to collect under the Loan to Golden Arrow; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by James Frost, PE and James N. Carver, SME Registered Member, each of whom is a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Frost is our Techincal Services Superintendent and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist. The scientific and technical information contained in this MD&A relating to the SIB project has been reviewed and approved by Mr. Edmunds.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure

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an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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